Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO-I/A

BBR ALO FUND, LLC

 Table 1

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$60,000,000.00	0.0001531	$9,186.00

Total Transaction Valuation:		$60,000,000.00
Total Fees Due for Filing:				$9,186.00
Total Fees Previously Paid:				9,186.00
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

__________________________________________
Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $9,186.00 was paid by the Fund in connection with filing its initial Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer. Calculated at 0.01531% of the Transaction Valuation.